

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Joseph C. Papa
Chief Executive Officer
Bausch + Lomb Corporation
520 Applewood Crescent
Vaughan, Ontario, Canada L4K 4B4

      Re: Bausch + Lomb Corporation
          Amendment No. 1 to Registration Statement on Form S-1
          Filed March 31, 2022
          File No. 333-262148

Dear Mr. Papa:

    We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

As a result of the current conflict between Russia and Ukraine..., page 43

1.   Please describe the extent and nature of the board's role in overseeing risks related to the conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, your reputation in connection with operations or halted operations in affected regions, and supply chain/suppliers in affected regions.

2.   Please expand your disclosure to address the potential for the imposition of exchange controls that may limit the company's ability to repatriate profits from its operations in Russia. Please clarify the potential impact of these risks. For example, if you are unable to repatriate profits, if any, from your operations in Russia, please make clear that such profits would not be available to fund the growth of your operations, to repay

indebtedness, or to pay dividends or repurchase shares.

3.   Please expand your risk factor to disclose the risk of potential cyberattacks by state actors as a result of Russia's ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

4.   We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.

<u>Russian-Ukraine War, page 120</u>

5.   To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.

6.   We note that you have and may in the future experience disruption and delays in the supply of your products to your customers in Russia, Belarus and Ukraine. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Kaplan, Esq.